UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-11001

 Frontier Communications Corporation
(Exact name of registrant as specified in its charter)

401 Merritt 7
Norwalk, Connecticut 06851
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.25 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None*

*As previously disclosed, on April 14, 2020, Frontier Communications Corporation (“Old Frontier”) and all of its direct and indirect subsidiaries (together with Old Frontier, the “Company Parties”) filed voluntary petitions under chapter 11 (the “Chapter 11 Cases”) of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On August 21, 2020, the Company Parties filed with the Bankruptcy Court the Fifth Amended Joint Plan of Reorganization of Frontier Communications Corporation and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, which the Bankruptcy Court approved and confirmed on August 27, 2020 (such order, the “Confirmation Order”). On April 30, 2021 (the “Effective Date”), the Company Parties emerged from bankruptcy, pursuant to the Plan.

In accordance with the Plan, on the Effective Date, all equity securities in Old Frontier outstanding prior to the Effective Date, including Old Frontier’s common stock, par value $0.25 per share (the “Old Common Stock”), were canceled, released, and extinguished, and of no further force or effect and without any need for a holder of Old Common Stock to take further action with respect thereto. In connection with the satisfaction of the conditions to effectiveness as set forth in the Confirmation Order and in the Plan, Old Frontier completed a series of transactions pursuant to which it transferred all of its assets in a taxable sale to an indirectly wholly owned subsidiary of Frontier Communications Parent, Inc., a Delaware corporation (“New Frontier”), prior to winding down its business (the “Transactions”). Pursuant to the Transactions, New Frontier became the successor to Old Frontier for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is intended to terminate the registration of the Old Common Stock under Section 12(g) of the Exchange Act, and to terminate and suspend all filing obligations under Section 12(g) and Section 15(d), respectively, with respect to the Old Common Stock. This Form 15 relates solely to the reporting obligations of Old Frontier and does not affect the reporting obligations of New Frontier, which is the successor registrant to Old Frontier under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Frontier Communications Corporation

Date: April 30, 2021	By:	/s/ Mark D. Nielsen
	Name:	Mark D. Nielsen
	Title:	Executive Vice President, Chief Legal Officer and Chief Transaction Officer